EXHIBIT 99.1

Golar LNG Limited Launches Public Follow-On Offering of its Common Stock

HAMILTON, Bermuda, June 24, 2014 (GLOBE NEWSWIRE) -- Golar LNG Limited (the "Company") (NASDAQ: GLNG) announced today the commencement of a registered offering of 11,000,000 shares of its common stock. The Company expects to grant the underwriters a 30-day option to purchase up to an additional 1,650,000 common shares to cover over-allotments. The proceeds of the offering are expected to be used to (i) fully fund initial milestone payments under a conditional agreement (the "Conversion Agreement") with Singapore's Keppel Shipyard Limited in connection with the conversion of an LNG carrier, the Hilli, to a floating liquefaction natural gas vessel and (ii) partly fund other future scheduled payments under the Conversion Agreement. Depending on the timing of these future scheduled payments, the Company may temporarily invest the remaining funds on a short-term basis or use the funds for other general corporate purposes.

BofA Merrill Lynch, Goldman, Sachs & Co., Morgan Stanley and RS Platou Markets AS are acting as joint book-running managers and Arctic Securities, DNB Markets, Fearnley Securities and Pareto Securities are acting as co-managers in the offering.

The Company has filed an effective shelf registration statement (including a base prospectus) with the Securities and Exchange Commission (the "SEC") related to the offering. Before you invest, you should read the base prospectus in that registration statement, the prospectus supplement related to the offering and the other documents incorporated by reference therein, which the Company has filed with the SEC, for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, or by e-mail at dg.prospectus_requests@baml.com; Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, or by calling (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com; Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014;  or RS Platou Markets AS, Haakon VII's gate 10, P.O. Box 1474 Vika, 0116, Oslo, Norway, (47 22 01 63 00), or by email at office@platou.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.  This offering may only be made by means of a prospectus supplement and related base prospectus.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, it cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include among others: changes in liquefied natural gas, or LNG, floating storage and regasification unit, or FSRU, and floating liquefaction natural gas vessel, or FLNGV, market trends, including charter rates, ship values and technological advancements; changes in the Company's ability to retrofit vessels as FSRUs and FLNGVs, the Company's ability to obtain financing for such conversions on acceptable terms or at all, and the timing of the delivery and acceptance of such converted vessels; changes in the supply of or demand for LNG or LNG carried by sea; a material decline or prolonged weakness in rates for LNG carriers or FSRUs; changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGVs; changes in the supply of or demand for natural gas generally or in particular regions; changes in the Company's relationships with major chartering parties; and other factors listed from time to time in registration statements, reports or other materials that the Company has filed with or furnished to the SEC.  Forward looking statements are not guarantees of the Company's future performance, and actual results and future developments may vary materially from those projected in forward looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Hamilton, Bermuda
June 24, 2014
Enquiries: Golar Management Limited: +44 207 063 7900
Brian Tienzo
Stuart Buchanan